Joshua A. Kaufman	VIA EDGAR AND HAND DELIVERY
+1 212 479 6495
josh.kaufman@cooley.com

June 18, 2018
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mara L. Ronsom, Assistant Director, Office of Consumer Products
Jenifer López, Staff Attorney

Re:	Realm Therapeutics plc
Registration Statement on Form F-1 (No. 333-225121)
Filed on May 23, 2018 and Amended on May 30, 2018 and June 13, 2018
Ladies and Gentlemen:
On behalf of Realm Therapeutics plc (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated June 15, 2018 (the “Comment Letter”), relating to the Company’s Registration Statement on Form F-1 filed on May 23, 2018 (the “Initial Filing”) and amended on May 30, 2018 (“Amendment No. 2”) and June 13, 2018 (“Amendment No. 3” and, together with the Initial Filing and Amendment No. 2, the “Registration Statement”). The Company is concurrently publicly filing Amendment No. 3 to the Registration Statement (the “Amendment No. 3”), which reflects changes made in response to certain of the comments contained in the Comment Letter. We are also sending the Staff a copy of this letter along with three copies of Amendment No. 3 marked to show all changes from Amendment No. 2.
The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 3. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3.
Prospectus Cover Page

1.
We note your response to comment 1 and your revised disclosure. Please confirm to us, as your disclosure suggests, that your ordinary shares will be priced at a price substantially the same as your home market trading price, at least until your ordinary shares begin trading on NASDAQ.

The Company believes that the ADSs representing its ordinary shares will be priced at a price substantially equivalent to the price of the Company’s ordinary shares in its home market, as adjusted for the foreign exchange rate and ADS ratio, at and after the time of listing of the ADSs on Nasdaq. The Company does not expect its ordinary shares to trade on Nasdaq independent of the ADSs representing its ordinary shares.

Cooley LLP   1114 Avenue of the Americas   New York, NY   10036
t: (212) 479-6000  f: (212) 479-6275  cooley.com

U.S. Securities and Exchange Commission
June 18, 2018

Risk Factors, page 9

2.
We note your response to comment 4 and the new risk factor disclosure. Please enhance the risk factor to discuss the specific risks and consequences to holders of ADSs as a result of their inability to pursue a jury trial for any claims they may seek to bring against you or the depositary. Please also discuss the enforceability of this provision. Finally, if true, state that holders of ADSs have not waived any other rights under the federal securities laws.

In response to the Staff’s comment, the Company has revised the risk factor on page 30 of Amendment No. 3 to discuss the specific risks and consequences to holders of ADSs as a result of their inability to pursue a jury trial for any claims they may seek to bring against the Company or the depositary and to discuss the enforceability of the provision in question. Additionally, the Company confirms that holders of ADSs have not waived any other rights under the federal securities laws pursuant to the Deposit Agreement, as indicated in the revised risk factor on page 30.

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Cooley LLP   1114 Avenue of the Americas   New York, NY   10036
t: (212) 479-6000  f: (212) 479-6275  cooley.com

U.S. Securities and Exchange Commission
June 18, 2018

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

cc:	Alex Martin, Realm Therapeutics, plc
Marella Thorell, Realm Therapeutics, plc
Jeff Libson, Cooley LLP
Divakar Gupta, Cooley LLP
Ed Lukins, Cooley LLP

Cooley LLP   1114 Avenue of the Americas   New York, NY   10036
t: (212) 479-6000  f: (212) 479-6275  cooley.com